Filed pursuant to Rule 433
March 30, 2016

Relating to
Preliminary Prospectus Supplement dated March 30, 2016 to
Registration Statement No. 333-201910

THE STATE TREASURY OF THE REPUBLIC OF POLAND
Represented by the Minister of Finance

Pricing Term Sheet

Issuer:	The State Treasury of the Republic of Poland Represented by the Minister of Finance
Principal Amount:	U.S.$1,750,000,000
Maturity Date:	April 6, 2026
Coupon:	3.25%
Price to Public:	99.249%
Yield to Maturity:	3.339%
Spread to Benchmark Treasury:	+ 150 basis points
Benchmark Treasury:	UST 1.625% due February 15, 2026
Benchmark Treasury Yield:	1.839%
Interest Payment Dates:	April 6 and October 6, commencing October 6, 2016
Pricing Date:	March 30, 2016
Settlement Date (T+5):	April 6, 2016
CUSIP / ISIN:	731011AU6 / US731011AU68
Denominations:	U.S.$1,000 and integral multiples thereof
Day Count:	360-day year of twelve 30-day months
Joint Bookrunners:	Barclays Capital Inc., BNP Paribas, Deutsche Bank Securities Inc., and J.P. Morgan Securities plc
Ratings of the Republic of Poland:	A2 (Moody’s) / BBB+ (S&P) / A- (Fitch)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at +1 888 603 5847, BNP Paribas at +44 207 595 1277, Deutsche Bank Securities Inc. at +1 800 503 4611 or J.P. Morgan Securities plc at +44 20 7134 2468.